U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 12, 2013

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Monetta Trust (the “Trust”) File Nos. 033-54822 and 811-7360

Ladies and Gentlemen:

Pursuant to Rule 485(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), transmitted herewith on behalf of the Trust is Post-Effective Amendment No. 37 to the Trust’s registration statement on Form N-1A (the “Amendment”).  The purpose of the Amendment is to register shares of a new series of the Trust, the Monetta Fund (the “Fund”), that is being formed for the purpose of acquiring the outstanding assets and liabilities of Monetta Fund, Inc. (File Nos. 33-1398 and 811-4466) (the “Predecessor Fund”) in a reorganization expected to close on or about April 30, 2013.  The purpose of the reorganization is to provide the Predecessor Fund with enhanced operational efficiencies, while reducing operational expenses.

Prior to the reorganization, the Fund will have had no substantial assets or operating history.  Upon consummation of the reorganization, the Fund will assume the accounting and performance history of the Predecessor Fund.

Pursuant to Rule 485(a)(2) of the 1933 Act, the Trust anticipates that this filing will become effective on April 30, 2013.  At or before that time, the Trust will file a subsequent Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment.  The purpose of that filing will be to incorporate any comments made by the Commission staff on this Amendment, update any missing information, including the financial statements for each series of the Trust and file updated exhibits to the registration statement.

If you have any questions, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for Monetta Trust